CAMDEN PROPERTY TRUST
3 Greenway Plaza, Suite 1300
Houston, Texas 77046

June 19, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Camden Property Trust Form 10-K for Fiscal Year ended December 31, 2007 Forms 10-Q for Fiscal Quarter ended March 31, 2008 File No. 001-12110

Ladies and Gentlemen:

The following is the response of Camden Property Trust (the “Company”) to the comments contained in the Staff’s comment letter dated June 9, 2008 concerning the above-referenced reports.

1.
We note that you have proposed to expand, in future filings, your accounting policy relating to the consolidation of your joint ventures. Specifically, you plan to disclose that such investments are evaluated for consolidation under SOP 78-9 as amended by EITF 04-5. Since EITF 04-5 did not amend SOP 78-9, please clarify how you will revise your disclosure to clarify how you are applying the consolidation guidance in SOP 78-9 and EITF 04-5. The revisions should clarify if you are using the guidance of EITF 04-5 only to evaluate the rights of the limited partners that preclude consolidation by the general partner or alternatively, whether you are using the guidance in EITF 04-5 as a basis to support consolidation by the limited partners. If the latter, please explain how EITF 04-5 is used to support consolidation by the limited partners in your fact patterns.

The Company agrees Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” (“EITF 04-5”) did not amend AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” (“SOP 78-9”). The Company believes EITF 04-5, however, as amended by FASB Staff Position 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” was written to address issues discussed in SOP 78-9 regarding important rights held by the limited partners in a limited partnership structure.

Securities and Exchange Commission
June 19, 2008

Clarification of our consolidation policy for subsidiaries and joint ventures will be included in future filings, as follows:

Principles of Consolidation. Our consolidated financial statements include our accounts, the accounts of variable interest entities (“VIEs”) in which we are the primary beneficiary, and the accounts of other subsidiaries and joint ventures over which we have control.  All intercompany transactions, balances, and profits have been eliminated in consolidation.  Investments acquired or created are evaluated based on Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) 46R, “Consolidation of Variable Interest Entities,” which requires the consolidation of VIEs in which we are considered to be the primary beneficiary.  If the investment is determined not to be within the scope of FIN 46R, then the investments are evaluated for consolidation using American Institute of Certified Public Accountants’ Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” and Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” If we are the general partner in a limited partnership, we also consider the guidance of Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” to assess whether any rights held by the limited partners overcome the presumption of control by us.

2.
Your proposed disclosure appears to be limited to the accounting for the initial formation of a joint venture. Please show us how you will expand your accounting policy to include how you account for transfers and sales to existing joint ventures. In both instances, clarify how the guidance of paragraph 30 of SOP 78-9 is considered in determining the accounting for both contributions to initially formed joint ventures as well as sales or transfers to existing joint ventures. Specific to the $91.5 million gain recognized in September 2006, please clarify if this gain exceeded the cash received by the company from the joint venture and if so clarify the basis for recognizing the gain in excess of the cash received based on the guidance of paragraph 30 of SOP 78-9. In addition, clarify if the company has any commitment to reinvest into the joint venture and if so how that was considered in the gain recognition determination.

The Company has not had any transfers or sales of assets, other than at initial formation, to existing joint ventures. In the event the Company does have a transfer or sale of assets to an existing joint venture in the future, depending upon the facts and circumstances of such a prospective sale or transfer, the Company expects to follow the guidance in Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” or SOP 78-9. This disclosure will be included in future filings, as applicable.

Specific to the $91.5 million gain recognized in September 2006, the Company received approximately $194.9 million of cash proceeds and, accordingly, the gain recognized on the transaction did not exceed the cash received. The Company does not have a commitment to reinvest in the joint venture.

Securities and Exchange Commission
June 19, 2008

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.

Very truly yours,

Michael P. Gallagher
Vice President — Chief Accounting Officer